Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered another strong quarter with double digit sales growth and core1 margin expansion; 2019 sales and profit guidance raised; Beovu launched in US

•	Continuing operations[2] net sales up 13% (cc1, +10% USD) driven by:
o	Cosentyx sales of USD 937 million (+27% cc), with strong demand across indications and regions
o	Entresto USD 430 million (+61% cc), with increased demand in hospital and ambulatory settings
o	Zolgensma sales of USD 160 million, strong launch including broad access
o	Lutathera sales grew to USD 119 million, total AAA sales were USD 177 million
o	Piqray sales were USD 43 million, off to a strong start in the US
o	Sandoz sales grew 5% (cc, +3% USD), mainly driven by Biopharmaceuticals
•	Core operating income grew 18% (cc, +15% USD) and Innovative Medicines core margin improved to 34.1% of sales, mainly driven by sales momentum and productivity, while funding growth investments
•	Net income from continuing operations was USD 2.0 billion, up 12% (cc, +8% USD)
•	Free cash flow[1] grew 26% to USD 4.0 billion, mainly driven by higher cash flows from operating activities
•	Significant innovation milestones:
o	Beovu (brolucizumab) launched in the US in October for treatment of neovascular (wet) AMD, differentiated based on greater fluid reduction and potential for fewer injections
o	Ofatumumab treatment for RMS showed compelling efficacy across all major clinical endpoints in two pivotal Phase III trials. Rolling regulatory submissions planned to start in Q4
o	Cosentyx met primary endpoints in nr-axSpA at weeks 16 and 52 (PREVENT study); submitted to EMA, FDA submission planned for Q4
o	Kisqali showed overall survival (OS) benefit in postmenopausal women (MONALEESA-3), and is now the only CDK4/6 to show an OS benefit in two trials and in pre and post-menopausal women
o	Entresto PARAGON showed clinically important benefit in HFpEF subpopulations, planned to submit to FDA in Q4 for inclusion of data in the label
•	2019 guidance increased for new focused medicines company[3] - sales expected to grow high single digit (cc), core operating income expected to grow mid to high teens (cc)
Basel, October 22, 2019 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:
“Novartis continued its excellent performance this quarter with double digit increases in sales and core operating income with growing margins. We increased our full year sales and core operating income guidance with growth continuing in both Innovative Medicines and Sandoz. Zolgensma and Piqray launched with strong momentum and Beovu just launched with a clearly differentiated label. We also continue our innovation performance with a number of positive milestones highlighted by Ofatumumab’s remarkable efficacy in RMS with the potential to be the first self-administered, subcutaneous, B-cell therapy.”

	Continuing operations[2]
Key figures[1]	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 172	11 016	10	13	35 042	33 270	5	9
Operating income	2 358	2 239	5	9	7 263	7 041	3	10
Net income	2 041	1 882	8	12	6 018	11 580	-48	-45
EPS (USD)	0.90	0.81	11	14	2.62	4.99	-47	-44
Free cash flow	3 968	3 156	26		9 449	8 343	13
Core operating income	3 748	3 258	15	18	10 650	9 445	13	18
Core net income	3 212	2 820	14	17	9 119	8 239	11	16
Core EPS (USD)	1.41	1.22	16	19	3.97	3.55	12	17

1Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 56 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2Refers to continuing operations as defined on page 44 of the Condensed Interim Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing corporate functions. 3 Removes Alcon and the Sandoz US dermatology and oral solids portfolio from both 2019 and 2018. Forecast assumption that no Gilenya generics enter in 2019 in the US.

Financials

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. The results of the Alcon business are reported as discontinued operations. See page 44 and Notes 2, 3 and 11 in the Condensed Interim Financial Report for a full explanation.

The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing Corporate functions. We also provide information on discontinued operations.

Continuing operations third quarter

Net sales were USD 12.2 billion (+10%, +13% cc) in the third quarter driven by volume growth of 16 percentage points (cc), mainly from Cosentyx, Entresto, Zolgensma and the Xiidra acquisition. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points cc) and generic competition (-1 percentage point cc).

Operating income was USD 2.4 billion (+5%, +9% cc) mainly driven by higher sales and productivity, partly offset by growth investments, lower divestments and higher amortization.

Net income was USD 2.0 billion (+8%, +12% cc) driven by higher operating income and higher income from associated companies. EPS was USD 0.90 (+11%, +14% cc), growing faster than net income driven by lower weighted average number of shares outstanding.

Core operating income was USD 3.7 billion (+15%, +18% cc) mainly driven by higher sales and productivity programs, partly offset by growth investments. Core operating income margin was 30.8% of net sales, increasing by 1.2 percentage points (+1.4 percentage points cc).

Core net income was USD 3.2 billion (+14%, +17% cc) driven by growth in core operating income. Core EPS was USD 1.41 (+16%, +19% cc) growing faster than core net income driven by lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 4.0 billion (+26% USD) compared to USD 3.2 billion in prior year, mainly driven by higher net cash flows from operating activities.

Innovative Medicines net sales were USD 9.7 billion (+13%, +15% cc) in the third quarter. Pharmaceuticals BU sales grew 15% (cc), driven by continuing momentum on Cosentyx and Entresto and the benefit from the first full quarter of sales from Zolgensma and Xiidra. Oncology BU grew 14% (cc) driven by continuing momentum on Promacta/Revolade, Tafinlar + Mekinist and Kisqali and the benefit from launches including, Lutathera, Kymriah and Piqray. Volume contributed 17 percentage points to sales growth. Generic competition had a negative impact of 1 percentage point. Net pricing had a negative impact of 1 percentage point.

Sandoz net sales were USD 2.5 billion (+3%, +5% cc) driven by volume growth of 9 percentage points (cc) partially offset by 4 percentage points (cc) of price erosion. Excluding the US, net sales grew 7% (cc) driven by Biopharmaceuticals in Europe. US sales were broadly in line with prior year as the continued industry-wide pricing pressure was mostly offset by first-to-market retail launches.

Novartis continues to expect the previously-announced divestment of the Sandoz US oral solids and dermatology portfolio to be completed in the coming months, pending regulatory approval. Novartis remains fully committed to this business until it is divested to Aurobindo. The results of this business are included in continuing operations.

Continuing operations nine months

Net sales were USD 35.0 billion (+5%, +9% cc) in the first nine months driven by volume growth of 12 percentage points (cc), mainly from Cosentyx, Entresto and Lutathera. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points cc) and generic competition (-1 percentage point cc).

Operating income was USD 7.3 billion (+3%, +10% cc) mainly driven by higher sales, improved gross margin and productivity programs, partly offset by growth investments, legal provisions and higher restructuring charges.

Net income was USD 6.0 billion (-48%, -45% cc) as prior year benefited from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture. EPS was USD 2.62 (-47%, -44% cc) benefitting from lower weighted average number of shares outstanding.

Core operating income was USD 10.7 billion (+13%, +18% cc) mainly driven by higher sales, improved gross margin and productivity programs, partly offset by growth investments. Core operating income margin was 30.4% of net sales, increasing by 2.0 percentage points (+2.4 percentage points cc).

Core net income was USD 9.1 billion (+11%, +16% cc) driven by growth in core operating income partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture. Core EPS was USD 3.97 (+12%, +17% cc) growing faster than core net income driven by lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 9.4 billion (+13% USD) compared to USD 8.3 billion in prior year. The increase is mainly driven by higher operating income adjusted for non-cash items and higher real estate divestment proceeds, partly offset by higher working capital, which in prior year included the receipt of a GSK sales milestone from the divested Vaccines business of USD 0.4 billion, and lower dividends received from associated companies, as prior year included the GSK consumer healthcare joint venture which was divested in Q2 2018.

Innovative Medicines delivered net sales of USD 27.8 billion (+7%, +11% cc) in the first nine months. Pharmaceuticals BU grew 12% (cc) driven by Cosentyx reaching USD 2.6 billion and Entresto USD 1.2 billion. Oncology BU grew 11% (cc) driven by AAA including Lutathera, as well as Promacta/Revolade, Tafinlar + Mekinist and Kisqali. Volume contributed 13 percentage points to sales growth. Generic competition had a negative impact of 1 percentage point. Net pricing had a negative impact of 1 percentage point.

Sandoz net sales were USD 7.2 billion (-2%, +2% cc) driven by volume growth of 9 percentage points (cc) partially offset by 7 percentage points (cc) of price erosion, mainly in the US. Excluding the US, net sales grew 6% (cc). Global sales of Biopharmaceuticals grew 18% (cc), driven by continued strong double-digit growth in Europe from Hyrimoz (adalimumab), Rixathon (rituximab), and Erelzi (etanercept).

Discontinued operations
Discontinued operations include the business of Alcon and certain Corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, there were no operating results in the third quarter of 2019.

Discontinued operations net sales in the first nine months of 2019 were USD 1.8 billion compared to USD 5.4 billion in 2018 and operating income amounted to USD 71 million compared to an operating loss of USD 171 million in 2018. Net income from discontinued operations in the first nine months of 2019 amounted to USD 4.6 billion compared to a net loss of USD 160 million in 2018 driven by the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 3 of the Condensed Interim Financial Report, “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders”.

Total Group third quarter

For the total Group, net income amounted to USD 2.0 billion compared to USD 1.6 billion in prior year, and basic earnings per share was USD 0.90 compared to USD 0.70 in prior year. Cash flow from operating activities for the total Group amounted to USD 4.6 billion and free cash flow to USD 4.0 billion.

Total Group nine months

For the total Group, net income amounted to USD 10.6 billion compared to USD 11.4 billion in prior year, and basic earnings per share was USD 4.62 compared to USD 4.92 in prior year. Cash flow from operating activities for the total Group amounted to USD 10.1 billion and free cash flow to USD 9.4 billion.

Key growth drivers (Q3 performance)
Underpinning our financial results in the third quarter is a continued focus on key growth drivers including:
•
Cosentyx (USD 937 million, +27% cc) continued momentum in the US (+31%) and in the rest of the world (+20% cc), driven by strong demand across indications and regions and strong first line access in all three indications.

•	Entresto (USD 430 million, +61% cc) continued strong momentum fueled by increased demand in both hospital and ambulatory settings across regions.
•
Zolgensma (USD 160 million) since its US launch, Zolgensma has been used to treat patients ranging in age from less than one month to two years old including all types of SMA. To date plans are in place covering ~90% of commercial patients and ~30% of Medicaid patients.

•	Lutathera (USD 119 million, +116% cc) continued to grow led by the US, with over 160 centers actively treating patients, and ongoing launches in EU. Sales from all AAA brands were USD 177 million.
•
Promacta/Revolade (USD 380 million, +31% cc) continued to grow at a strong double-digit rate across all regions driven by increased use in chronic immune thrombocytopenia (ITP) and further uptake as first-line treatment for severe aplastic anemia (SAA) in the US and Japan.

•
Tafinlar + Mekinist (USD 345 million, +22% cc) continued strong double-digit growth due to demand in metastatic and adjuvant melanoma as well as NSCLC, with ongoing uptake of the adjuvant melanoma indication in Europe.

•	Jakavi (USD 279 million, +17% cc) continued double-digit growth across all regions driven by demand in the myelofibrosis and polycythemia vera indications.
•	Kisqali (USD 123 million, +76% cc) showed strong growth driven by use in metastatic breast cancer patients, independent of menopausal status or combination partner.
•	Piqray (USD 43 million) US launch progressed well. Piqray is the first and only treatment for patients with a PIK3CA mutation in HR+/HER2- advanced breast cancer.
•
Kymriah (USD 79 million) strong demand continued and sales increased primarily driven by ongoing uptake in the US and Europe. There are over 160 qualified treatment centers and more than 20 countries worldwide that have coverage for at least one indication.

•	Mayzent (USD 4 million) launch is progressing and efforts are ongoing to improve patient on-boarding which was slower due to the special needs of this population.
•
Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) Global sales of Biopharmaceuticals grew 27% (cc), driven by continued strong double-digit growth in Europe from Rixathon (rituximab), Hyrimoz (adalimumab) and Erelzi (etanercept).

•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales grew 10% in cc (+7% in USD), mainly driven by double digit growth (cc) in China.

Net sales of the top 20 Innovative Medicines products in 9M 2019
	Q3 2019	% change		9M 2019	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	937	25	27	2 586	27	30
Gilenya	829	1	3	2 420	-3	0
Lucentis	500	2	5	1 569	3	8
Tasigna	487	10	11	1 389	-1	2
Entresto	430	59	61	1 208	70	75
Sandostatin	388	0	1	1 183	0	2
Afinitor/Votubia	400	7	8	1 174	1	4
Promacta/Revolade	380	29	31	1 036	23	26
Tafinlar + Mekinist	345	19	22	982	17	22
Galvus Group	320	4	5	955	0	5
Gleevec/Glivec	320	-16	-14	950	-20	-17
Xolair	299	17	22	870	13	20
Jakavi	279	13	17	821	14	21
Diovan Group	254	0	3	798	5	11
Exforge Group	249	-2	2	780	4	10
Exjade/Jadenu	253	-4	-2	744	-8	-6
Votrient	198	1	2	578	-8	-5
Ilaris	177	26	27	493	24	28
Zortress/Certican	122	2	5	362	5	10
Lutathera	119	113	116	334	288	287
Top 20 products total	7 286	10	13	21 232	8	12

Strengthen R&D - Key developments from the third quarter
New approvals and regulatory update
•
Beovu (brolucizumab, formerly RTH258) was launched in the US following FDA approval in October, offering neovascular (wet) AMD patients vision gains and greater fluid reductions vs aflibercept. Beovu demonstrated greater reductions in central subfield thickness, a key indicator of fluid in the retina. Beovu is the only anti-VEGF in wet AMD recommended to maintain eligible patients on up to three-month dosing intervals immediately after the loading phase with no compromise in efficacy.

•	Entresto was approved by FDA for the treatment of symptomatic heart failure with systemic left ventricular systolic dysfunction in children aged 1 year and older.
•	Gilenya was approved in China for relapsing forms of multiple sclerosis (RMS) for adults and children 10 years and older. MS is categorized as rare disease in China with an estimated 30,000 patients.
Regulatory submissions and filings
•
Capmatinib (INC280) was granted FDA Breakthrough Therapy Designation as a first-line treatment for patients with metastatic MET exon14 skipping-mutated non-small cell lung cancer (NSCLC). Novartis plans to file with FDA in Q4.

Results from ongoing trials and other highlights
•
Ofatumumab (OMB157) is a subcutaneous, potent, fully-human monoclonal antibody targeting CD20 positive B-cells, delivering remarkable efficacy with a favorable safety profile. RMS patients on ofatumumab had a reduction in annualized relapse rate of 50.5% (0.11 vs. 0.22) and 58.5% (0.10 vs. 0.25) compared to teriflunomide in two head-to-head Phase III RMS studies (ASCLEPIOS I and II). Ofatumumab also showed significant reductions in 3 and 6 month confirmed disability worsening and acute focal MRI activity versus teriflunomide. These data will form the bases of rolling submissions planned to start in Q4.

•
Cosentyx PREVENT trial in patients with active non-radiographic axial spondyloarthritis (nr-axSpA) met both 16-week and 52-week primary endpoints of ASAS40. Novartis has submitted the data to EMA and plans to submit to the FDA. If approved, Nr-axSpA would be the fourth indication for Cosentyx.

•
Kisqali MONALEESA-3 overall survival data were presented at ESMO in postmenopausal women with HR+/HER2- advanced breast cancer. This follows positive OS data from MONALEESA-7 in pre-menopausal women presented at ASCO in June. OS benefit proven with multiple combination partners and the largest number of patients, including post-, pre- and peri-menopausal patients.

•	QVM149 and QMF149 positive Phase III results announced showing statistically significant improvement in lung function. Filed with EMA in Q2 2019 and in Japan in Q3 2019.
•
Entresto data from PARAGON-HF trial in HFpEF patients showed Entresto reduced the composite primary endpoint of total (first and recurrent) heart failure hospitalizations and CV death by 13% versus valsartan, although narrowly missed statistical significance. The full body of evidence from the trial suggests that treatment with Entresto may result in clinically important benefits in particular subgroups. We plan to submit to FDA in Q4 for inclusion of data in the label. Results from PROVE-HF trial show significant improvements in measures of cardiac remodeling at six months and one year in HFrEF patients; EVALUATE-HF results complement findings.

•
Zolgensma new data were presented at EPNS continuing to show significant therapeutic benefit in prolonging event-free survival now up to 5 years of age in patients with SMA type I. Data from the STRONG trial in SMA type II patients was presented at WMS showing a mean increase of 5.9 points from baseline in HFMSE scores in patients 2 to 5 years of age following treatment with AVXS-101 IT, nearly double the clinically meaningful threshold. Zolgensma is currently under regulatory review in Europe with an anticipated CHMP decision in Q1 2020 and in Japan with anticipated decision in H1 2020.

•
Fevipiprant (QAW039) ZEAL 1 and 2 trials did not meet the primary efficacy endpoint of FEV1 improvement in moderate asthmatic patients. The safety profile was confirmed as clean and placebo like. LUSTER 1 and 2 exacerbation trials in moderate to severe asthmatic patients are the core registration trials and are on track to read out in Q1 2020.

•
Mayzent new post hoc statistical analysis of the pivotal EXPAND study at ECTRIMS showed that Mayzent can help patients keep their mobility (i.e. reduced time to wheel-chair) for over four years longer on average. Further analyses demonstrate Mayzent significantly reduced grey matter volume loss at one and two years, a key driver of disability progression and cognitive decline in patients with SPMS.

•	Aimovig data confirmed long-term efficacy and safety for majority of patients with episodic migraine. 4.5-year data show 77% of patients who continued on treatment experienced at least a 50%

reduction in monthly migraine days. Moreover, 33% of patients who continued on treatment achieved a 100% reduction, and 56% achieved a 75% decrease.
•
Sandoz biosimilar natalizumab worldwide agreement with Polpharma Biologics gives Sandoz commercialization rights for RRMS. Natalizumab is the fifth proposed biosimilar in-licensed by Sandoz in the last year, underscoring commitment to further grow pipeline through collaborations.

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In Q3 2019, the up to USD 5 billion share buyback was completed with a total of 55.8 million shares for USD 5.0 billion repurchased since the announcement in June 2018.

During the first nine months of 2019, Novartis repurchased a total of 60.3 million shares for USD 5.4 billion on the SIX Swiss Exchange second trading line, including 46.5 million shares (USD 4.2 billion) bought back under the up to USD 5 billion share buyback and 13.8 million shares (USD 1.1 billion) to mitigate dilution related to participation plans of associates. In addition, 1.7 million shares (USD 0.2 billion) were repurchased from associates. In the same period, 15.4 million shares (for an equity value of USD 0.9 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 46.6 million versus December 31, 2018. These treasury share transactions resulted in a decrease in equity of USD 4.6 billion and a net cash outflow of USD 5.3 billion.

As of September 30, 2019, net debt increased by USD 3.2 billion to USD 19.4 billion versus December 31, 2018. The increase was mainly driven by the USD 6.6 billion annual dividend payment, net cash outflow for treasury share transactions of USD 5.3 billion and M&A transactions of USD 3.8 billion (mainly the Xiidra acquisition), partly offset by USD 9.4 billion free cash flow from continuing operations during the nine months of 2019 and USD 2.9 billion net inflows related to the Alcon spin-off.

As of Q3 2019, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2019 Outlook

Barring unforeseen events

New focused medicines company guidance
Excluding Alcon and the Sandoz US oral solids and dermatology business from both 2018 and 2019
•	Net sales revised upwards: expected to grow high-single digit (cc).
•	From a divisional perspective, we expect net sales performance (cc) in 2019 to be as follows:
o	Innovative Medicines revised upwards: grow high-single digit to low double digit
o	Sandoz revised upwards: grow low-single digit
•	Core operating income revised upwards: expected to grow mid to high-teens (cc).

The guidance above includes the forecast assumption that no Gilenya generics enter in 2019 in the US.

Foreign Exchange impact
If mid-October exchange rates prevail for the remainder of 2019, the currency impact for the year would be negative 3 percentage points on net sales and negative 5 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Nomination for election to the Board of Directors
The Novartis Board of Directors announced today that it is nominating Dr. Simon Moroney, for election to the Board at the Annual General Meeting on February 28, 2020. Dr. Moroney is one of the co-founders of the Germany-based biotechnology company Morphosys and served as it’s CEO until September 1, 2019. Prior to founding Morphosys, Dr.Moroney held several senior academic positions at the University of Cambridge, U.K., University of British Columbia, Canada and ETH in Switzerland.  He also worked at the Harvard Medical School in the United States and was part of the team at US-based ImmunoGen Inc that pioneered the first generation of anti-cancer antibody conjugates. Dr. Moroney’s deep scientific knowledge as well as his experience leading and building a biotechnology company will strengthen the Board’s scientific leadership expertise.

Continuing operations [1]	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 172	11 016	10	13	35 042	33 270	5	9
Operating income	2 358	2 239	5	9	7 263	7 041	3	10
As a % of sales	19.4	20.3			20.7	21.2
Core operating income	3 748	3 258	15	18	10 650	9 445	13	18
As a % of sales	30.8	29.6			30.4	28.4
Net income	2 041	1 882	8	12	6 018	11 580	-48	-45
EPS (USD)	0.90	0.81	11	14	2.62	4.99	-47	-44
Core net income	3 212	2 820	14	17	9 119	8 239	11	16
Core EPS (USD)	1.41	1.22	16	19	3.97	3.55	12	17
Cash flows from operating activities	4 562	3 720	23		10 007	9 613	4
Free cash flow	3 968	3 156	26		9 449	8 343	13
Innovative Medicines	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	9 688	8 596	13	15	27 794	25 870	7	11
Operating income	2 404	2 184	10	13	7 077	6 571	8	14
As a % of sales	24.8	25.4			25.5	25.4
Core operating income	3 300	2 897	14	16	9 528	8 382	14	19
As a % of sales	34.1	33.7			34.3	32.4
Sandoz	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 484	2 420	3	5	7 248	7 400	-2	2
Operating income	191	358	-47	-42	746	1 095	-32	-25
As a % of sales	7.7	14.8			10.3	14.8
Core operating income	615	541	14	18	1 577	1 520	4	10
As a % of sales	24.8	22.4			21.8	20.5
Corporate	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-237	-303	22	21	-560	-625	10	8
Core operating loss	-167	-180	7	6	-455	-457	0	-2

Discontinued operations [2]	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		1 763			1 777	5 361	nm	nm
Operating income / loss		- 300			71	- 171	nm	nm
As a % of sales		-17.0			4.0	-3.2
Core operating income		297			350	991	nm	nm
As a % of sales		16.8			19.7	18.5
Net income / loss		- 258			4 590	- 160	nm	nm
Total Group	Q3 2019	Q3 2018	% change		9M 2019	9M 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	2 041	1 624	26	30	10 608	11 420	-7	-3
EPS (USD)	0.90	0.70	29	32	4.62	4.92	-6	-2
Core net income	3 212	3 064	5	7	9 397	9 057	4	9
Core EPS (USD)	1.41	1.32	7	9	4.09	3.90	5	10
Cash flows from operating activities	4 562	4 050	13		10 085	10 506	-4
Free cash flow	3 968	3 301	20		9 387	8 778	7
nm = not meaningful
[1] Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio and Corporate activities. See page 44 of the Condensed Interim Financial Report for full explanation

[2] Discontinued operations include the business of Alcon. Net income of discontinued operations for 9M 2019 includes a USD 4.7 billion gain on distribution of Alcon Inc. to Novartis AG shareholders. See page 44 and Notes 2, 3 and 11 of the Condensed Interim Financial Report for full explanation

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/Resource/download/54b44cbc-188b-48a6-bf59-7a844c1bcd87/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “launched,” “launching,” “strong start,” “momentum,” “growth investments,” “compelling,” “submissions,” “starting,” “submitted,” “submission,” “planned,” “focused,” “expected,” “to grow,” “continued,” “continuing,” “continue,” “potential,” “growing,” “launches,” “continues,” “expect,” “to be completed,” “pending,” “closing conditions,” “committed,” “growth drivers,” “launch,” “to date,” “ongoing,” “filings,” “Breakthrough Therapy Designation,” “delivering,” “will,” “plans,” “to submit,” “suggests,” “may,” “would,” “proposed,” “commitment,” “pipeline,” “priority,” “outlook,” “unforeseen,” “forecast,” “enter,” “to deliver,” “priority review,” “enrollment,” “filed,” “transformative,” “Orphan Drug designation,” “upcoming,” “on track,” “future,” “strategy,” “Fast Track designation,” “Orphan designation,” “Orphan status,” “resubmitted,” “potentially,” “anticipated,” “as early as possible,” “PRIME designation,” “Sakigake designation,” “underway,” “increasing,” “in the coming months,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Novartis, of the proposed divestiture of certain portions of our Sandoz Division business in the US; or regarding the potential impact of the completion of the up to USD 5 billion share buyback; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: global trends toward healthcare cost containment, including ongoing government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the proposed transactions or the development of the products described in this press release; the potential that the proposed divestiture of certain portions of our Sandoz Division business in the US may not be completed in the expected time frame, or at all; the potential that the strategic benefits, synergies or opportunities expected from the proposed divestiture of certain portions of our Sandoz Division business in the US, and other transactions described, may not be realized or may be more difficult or take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, disputes and litigation with business partners or business collaborators, government investigations generally, litigation and investigations regarding sales and marketing practices, and intellectual property disputes; our performance on environmental, social and governance measures; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at. www.novartis.com

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting.
https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at.
https://www.novartis.com/investors/event-calendar

Important dates
December 5, 2019	R&D update 2019 – London
January 29, 2020	Fourth quarter and Full Year results 2019
April 28, 2020	First quarter results 2020
July 21, 2020	Second quarter results 2020
October 27, 2020	Third quarter results 2020